SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: September 24th, 2007

Silicom Ltd.

(An Israeli Corporation)

and its Consolidated Subsidiary

Unaudited Condensed Interim
Consolidated Financial Statements

June 30, 2007

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2007

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Unaudited Condensed Interim Consolidated Balance Sheets at June 30, 2007

	June 30, 2007	December 31, 2006
	U.S. dollars in thousands	U.S. dollars in thousands

Assets

Current assets
Cash and cash equivalents	13,765	4,513
Marketable Securities	6,749	1,009
Accounts receivables:
Trade, net	4,181	3,277
Other	721	301
Inventories	6,066	3,739
Deferred taxes	63	46

Total Current Assets	31,545	12,885

Marketable Securities	9,134	3,811

Assets held for employees' severance benefits	774	730

Property, plant and equipment, net	496	379

Other assets, net	44	48

Total assets	41,993	17,853

The accompanying notes are an integrated part of these unaudited condensed interim consolidated financial statements

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Unaudited Condensed Interim Consolidated Balance Sheets at June 30, 2007

	June 30, 2007	December 31, 2006
	U.S. dollars in thousands	U.S. dollars in thousands

Liabilities and shareholder's equity

Current liabilities
Trade accounts payable	4,210	2,481
Other accounts payable and accrued expenses	1,100	971

Total current liabilities	5,310	3,452

Long-term liability
Liability for employees' severance benefits	1,390	1,220

Total liabilities	6,700	4,672

Shareholders' Equity
Share capital and additional paid in capital	31,172	11,874
Treasury stock	(38)	(38)
Retained earnings	4,159	1,345

Total Shareholders' equity	35,293	13,181

Total liabilities and shareholders equity	41,993	17,853

The accompanying notes are an integrated part of these unaudited condensed interim consolidated financial statements

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Unaudited Condensed Interim Consolidated Statements of Income for the Six-month period Ended June 30, 2007

	Three-month period ended June 30,		Six-month period ended June 30,
	U.S dollars in thousands (Except for share and per-share data)		U.S dollars in thousands (Except for share and per-share data)
	2007	2006	2007	2006

Sales	6,617	3,635	12,666	6,922
Cost of sales	3,983	2,317	7,634	4,285

Gross profit	2,634	1,318	5,032	2,637

Operating Expenses
Research and development costs, net	524	511	1,063	911

Selling and marketing expenses	382	276	782	496
General and administrative	289	208	542	414

Total Operating Expenses	1,195	995	2,387	1,821

Operating income	1,439	323	2,645	816
Financial income (expenses), net	283	(4)	352	51

Income before taxes on income	1,722	319	2,997	867

Taxes on income	153	---	183	---

Net income	1,569	319	2,814	867

Income per share
Basic income per ordinary share	0.26	0.06	0.49	0.17

Weighted average number of ordinary
shares used to compute basic income
per-share (in thousands)	6,067	5,198	5,716	5,077

Diluted income per ordinary share	0.25	0.06	0.47	0.16

Weighted average number of ordinary
shares used to compute diluted income
per-share (in thousands)
	6,328	5,418	5,951	5,312

The accompanying notes are an integrated part of these unaudited consolidated condensed interim financial statements

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings (accumulated deficit)	Total shareholders' equity
	Number of shares(1)	US$ thousands

Balance at
December 31, 2005	4,336,079	14	5,950	(38)	(1,254)	4,672

Changes during 2006
Exercise of options	62,550	-	202	-	-	202
Issuance of shares and
option certificates, net of
issuance cost	800,000	2	5,563	-	-	5,565
Share-based compensation	-	-	143	-	-	143
Net income	-	-	-	-	2,599	2,599

Balance at December 31, 2006	5,198,629	16	11,858	(38)	1,345	13,181

Changes during Six-month
period Ended June 30, 2007
Exercise of options	406,953	1	2,508	-	-	2,509
Issuance of shares and
option certificates, net of
issuance cost	875,000	2	16,761	-	-	16,763
Share-based compensation	-	-	26	-	-	26
Net income	-	-	-	-	2,814	2,814

Balance at June 30, 2007	6,480,582	19	31,153	(38)	4,159	35,293

(1) Net of 14,971 shares held by the subsidiary

The accompanying notes are an integrated part of these unaudited condensed interim consolidated financial statements

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Unaudited Condensed Interim Consolidated Statements of Cash Flows for the Six-month period Ended June 30, 2007

	Six-month period ended June 30, 2007	Six-month period ended June 30, 2006
	U.S$ in thousands	U.S$ in thousands

Cash flows from operating activities
Net Income (loss)	2,814	867

Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	109	85
Liability for Employees' severance benefits, net	126	16
Income from marketable securities	(131)	(49)
Share based compensation expense	26	71
Deferred Taxes	(17)	0
Increase in trade receivables	(904)	(511)
Decrease (increase) in other receivables	(420)	68
Increase in inventories	(2,327)	(658)
Increase in trade payables and accruals	1,729	35
Increase (decrease) in other payables and accruals	129	(81)

Net cash provided by (used in) operating activities	1,134	(157)

Cash flows from investing activities
Purchase of property, plant and equipment	(221)	(126)
Proceeds from maturity of marketable securities	1,000	-
Purchase of marketable securities	(11,933)	(3,748)

Net cash used in investing activities	(11,154)	(3,874)

Cash flows from financing activities
Short term bank credit	-	(500)
Issuance of shares and option certificates, net of US$ 1,174
issuance cost	16,763	5,565
Exercise of options	2,509	201

Net cash provided by financing activities	19,272	5,266

Net increase in cash and cash equivalents	9,252	1,235

Cash and cash equivalents at beginning of period	4,513	2,276

Cash and cash equivalents at end of period	13,765	3,511

Supplementary disclosure of cash flow information:
Cash paid during the period for:
Financing expenses	19	22

Taxes on income	11	8

The accompanying notes are an integrated part of these unaudited condensed interim consolidated financial statements

Silicom Ltd. and its Consolidated Subsidiary
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Note 1 – General

A. Description of Business

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting server networking solutions for manufacturers of storage systems, internet traffic management systems, security appliances and other manufacturers providing a variety of server-based systems (“Server Networking Products”). It also offers a broad range of its traditional PC cards, PCI cards and USB products.

In these financial statements the terms “Company” or “Silicom” refer to Silicom Ltd. and its wholly owned subsidiary, Silicom Connectivity Solutions, Inc., whereas the term “subsidiary” refers to Silicom Connectivity Solutions, Inc., a wholly owned subsidiary of Silicom Ltd.

Silicom markets its products directly, through (i) Original Equipment Manufacturers (“OEMs”) which sell the Company’s connectivity products under their own private labels or incorporate the Company’s products into their products, (ii) its US-based subsidiary and (iii) a worldwide network of independent distributors.

Most of the Company’s raw materials are readily available, but certain key components are currently available from only one source and others are available from a limited number of sources.

B. Basis of Presentation

The accompanying condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information [and contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein]. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006. Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

Note 2 – Significant Accounting Policies

Use of Estimates and Assumptions

The preparation of the Condensed Interim Consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Condensed Interim Consolidated financial statements, and the reported amounts of revenue and expenses during the reporting years. Actual results may vary from these estimates.

Note 3 – Inventories

	June 30, 2007	December 31, 2006
	US$ in thousands	US$ in thousands

Raw materials and components	$1,571	$1,265
Work in progress	$4,440	$2,397
Finished goods	$55	$77

	$6,066	$3,739

Note 4 – Share-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“Statement 123R”). This Statement requires compensation cost relating to share-based payments to be recognized in the financial statements and measured based on grant date fair value of the award. Under the fair value method, the estimated fair value of awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period. The Company elected the modified-prospective transition method and therefore prior periods were not restated. Under the modified-prospective transition method, compensation costs recognized as of January 1, 2006, include also compensation costs for all share-based payments granted prior to, but not yet vested, as of January 1, 2006. The effect of the implementation of SFAS 123R was to increase expenses by US$ 72 thousand and US$ 36 thousand in the six months and three months ended June 30, 2006, respectively, and by US$ 26 thousand and US$ 13 thousands in the six months and three months ended June 30, 2007, respectively, which changed income before taxes on income and net income to the aforementioned periods by the same amounts, respectively. The basic and diluted income per ordinary share effect was a decrease of US$ 0.01 and US$ 0.00 in the six months and three months ended June 30, 2006, respectively, and US$ 0.00 and US$ 0.00 in the six months and three months ended June 30, 2007, respectively.

Note 5 – Events in the current period

A.     As of June 30, 2007, approximately 233 thousand option certificates (Series 1) were exercised. As a result, net proceeds to the Company were approximately US$ 2 million.

B.     In May 2007, the company conducted a private placement, pursuant to which the company issued to certain “accredited investors” and “qualified institutional purchasers” 875,000 ordinary shares at a purchase price of $20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of $28.25 per share. The warrants issued to the investors will expire in July 2010. Net proceeds from the private placement were approximately $16.7 million, net of $1.2 million of issuance costs. In addition, the company issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH (1) OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2007 AND FOR THE SIX MONTHS THEN ENDED AND RELATED NOTES INCLUDED IN THIS REPORT AND (2) OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED IN OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006 AND THE OTHER INFORMATION CONTAINED IN SUCH ANNUAL REPORT AND (3) OUR REPORT OF FORM 6-K, FILED JULY 23, 2007.

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Six Months Ended June 30,
	2006	2007

Sales	100%	100%

Cost of sales	61.90	60.27

Gross profit	38.10	39.73

Research and development costs, gross	13.12	8.39

Less grant participation	(0.04)	---

Research and development costs, net	13.16	8.39

Selling and marketing expenses	7.17	6.18

General and administrative expenses	5.98	4.28

Operating Income	11.79	20.88

Financial income, net	0.74	2.78

Income before taxes on income	12.53	23.66

Taxes on income	---	1.44

Net Income	12.53	22.22

Sales for the six months ended June 30, 2007 increased by 83.0% to $12,666 thousand compared to $6,922 thousand for the six months ended June 30, 2006, mainly due to Design Wins which matured during the six months ended June 30, 2007 and due to additional Design Wins that were secured, all of which were related to our Server Adapters and Server Bypass Adapters.

Gross profit for the six months ended June 30, 2007 was $5,032 thousand compared to $2,637 thousand for the six months ended June 30, 2006. Gross profit as percentage of sales for the six months ended June 30, 2007 was 39.7%, compared to 38.1% for the six months ended June 30, 2006. Our gross profit is largely dependent on the mix of products we sell during a specific period. The slightly higher gross profit percentage for the six months ended June 30, 2007 was primarily a result of such a change to the mix of sold products.

Research and development expenses, gross, for the six months ended June 30, 2007 increased by 17.1% to $1,063 thousand compared to $908 thousand for the six months ended June 30, 2006. This increase was mainly attributed to our continued investment in new product development, enhancements to existing products, and the development of new networking and connectivity technologies.

Selling and marketing expenses for the six months ended June 30, 2007 increased by 57.7% to $782 thousand compared to $496 thousand for the six months ended June 30, 2006, mainly due to our continued investment in the promotion of our server networking products.

General and administrative expenses for the six months ended June 30, 2007 increased by 30.9% to $542 thousand compared to $414 thousand for the six months ended June 30, 2006, mainly due to the growth in our activity as demonstrated by the increase in our sales which amounted to 83.0%.

Financial income for the six months ended June 30, 2007 increased by 590.2% to $352 thousands compared to $51 thousands for the six months ended June 30, 2006. The increase was primarily a result of an increase in funds available for investments.

In the six months ended June 30, 2007 we made a provision for current income tax of $200 thousands and recorded an increase of a deferred income tax of $17 thousands compared to no such provision for income tax or deferred tax assets in the six months ended June 30, 2006.

Net income for the six months ended June 30, 2007 was $2,814 thousand compared to a net income of $867 thousand for the six months ended June 30, 2006, mainly due to our higher sales for the six months ended June 30, 2007.

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Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

Since the institution by the Israeli government of an economic recovery program for the halting of high inflation rates in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has been substantially diminished. Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation and fluctuations in the U.S. dollar exchange rate have not had a material effect on our revenue to date. Inflation in Israel and the Israeli currency as well as U.S. dollar exchange rate fluctuations, do however, have some effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Liquidity and Capital Resources

As of June 30, 2007, we had working capital of $26,235 thousand and our current ratio (current assets to current liabilities) was 5.94. Since inception, our operations have been funded through capital contributions, research and development grants and cash flow from operations. Cash and cash equivalents as of June 30, 2007 increased by $9,252 thousand to $13,765 thousand compared with $4,513 thousand as of December 31, 2006. Short-term investments increased by $5,740 thousand, long-term investments increased by $5,323 thousand. The net increase of $20,315 thousand in these three balance sheet items during the six months ended June 30, 2007 was mainly due to the net proceeds provided by the private placement of 875,000 ordinary shares completed in May 2007, by the exercise of warrants and options and due to the net cash provided by operating activities.

Trade receivables increased to $4,181 thousand as of June 30, 2007 from $3,277 thousand as of December 31, 2006, mainly due to the significant increase in sales in the second quarter of 2007, as compared to sales in the fourth quarter of 2006. Other receivables increased from $301 thousand to $721 thousand.

Cash provided by operating activities during the six months ended June 30, 2007 amounted to $1,135 thousand compared to cash used by operating activities in the amount of $157 thousand during the six months ended June 30, 2006. The cash provided by operating activities during the six months ended June 30, 2007 was mainly the result of our positive operating income. The figure is lower than the actual operating income due to the fact that as sales grow, we are required to devote more resources to inventories and manufacturing activities, before collection of payments from customers.

Inventories increased from $3,739 thousand as of December 31, 2006 to $6,066 thousand as of June 30, 2007, mainly due to the fact that as our sales grow and customers demand receipt of products within a number of weeks following the issuance of purchase orders, we are required to be ready to deliver our products in accordance with our customers’ expectations.

3

Capital expenditures on property and equipment during the six months ended June 30, 2007 were $221 thousand compared with $126 thousand during the six months ended June 30, 2006, mainly due to the fact that during the six months ended June 30, 2007 we increased investment in development and testing tools for our new product lines of server networking cards.

In January 2006, we completed an offering and sale of 10,000 units in Israel, composed of 800,000 of our ordinary shares and 400,000 warrants, pursuant to a prospectus filed with the Israeli Securities Authority and the Tel-Aviv Stock Exchange. The sale of units resulted in net proceeds of approximately $5.6 million. As of June 30, 2007, approximately 233 thousand warrants were exercised, resulting in additional proceeds of approximately $2.0 million. Exercise of additional warrants in the future will contribute additional proceeds of up to approximately $1.4 million.

In May 2007, we conducted a private placement, pursuant to which we issued to certain “accredited investors” and “qualified institutional purchasers” 875,000 ordinary shares at a purchase price of $20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of $28.25 per share. The warrants issued to the investors will expire in July 2010. Net proceeds from the private placement were approximately $16.7 million, net of $1.2 million of issuance costs. We issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors.

Trade payables increased from $2,481 thousand as of December 31, 2006 to $4,210 thousand as of June 30, 2007, mainly due to our increased sales, which resulted in increased operating expenses. Other payables and accrued liabilities increased from $971 thousand as of December 31, 2006 to $1,100 thousand as of June 30, 2007.

4